Farmacia Corporation

204/2 Alba Yulie Street, Suite 68

Kishineu, MD 2001 Moldova

To: Securities and Exchange Commission

VIA EDGAR

March 31, 2011

Re: Farmacia Corporation

Registration Statement on Form S-1

Amendment No. 5 filed February 23, 2011

File No. 333-163815

Mr. Riedler:

We have filed on EDGAR Amendment No. 6 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

1. We note your response to comment 3 and reissue the comment.  Please revise the prospectus to identify the agent or trustee who will hold the proceeds until you have sold the minimum number of shares.  Please consider including this information in the section entitled ”Plan of Distribution”

Response:

We included the following information about a trustee who will hold the proceeds until we have sold the minimum number of shares:

“The funds will be maintained in a trust account of Mir Huculak Law Office, #807-938 Howe Street, Vancouver, BC, V6Z 1N9, tel. 604-331-2505, email hucullak@smartt.com until we close the offering at which time we will transfer those funds to the company account and use the same as set forth in the Use of Proceeds section of this Prospectus.”

Selected Financial Data, page 6

2. The Balance Sheet data appears to be incorrectly dated as October 31, 2009.  Please revise the heading of this data to be October 31, 2010.

Response:
Please see changes for Balance Sheet heading.

As of January 31, 2011

Balance Sheet
Total Assets	$46
Total Liabilities	$13,840
Stockholders’ Deficit	$(13,794)
October 26, 2009(Inception) to
January 31, 2011

Income Statement
Revenue	$0
Total Expenses	$21,944
Net Loss	$(21,944)

3. Your disclosure of the date of inception for income statement data is inconsistent with the date of inception disclosed in the audited financial statements.  Please revise to eliminate all inconsistencies.

Response:

We revised our disclosure of the date of inception for income statement data to make it consistent with the date of inception disclosed in the audited financial statements.

Dilution of the Price You Pay for Your Shares

4. Please revise your disclosure to describe the net tangible book value and related per share amounts based on various offering proceeds as pro forma.

Response:

We revised our disclosure to describe the net tangible book value and related per share amounts based on various offering proceeds as pro forma.  Please see pages 13, 14 and 15 or our Prospectus.

If 100% of the shares are sold, page 12

5. Please explain to us how you determined the pro forma net tangible book value amounts.  Based on your disclosure of the historical net tangible book value and offering proceeds from selling all 5 million shares it appears the pro forma net tangible book value amount would be less than $193,255.  The comment also applies to your disclosure of pro forma net tangible book value amounts based on if 30% of the shares are sold and if the minimum number of shares is sold.

Response:

We revised our disclosures on pages 13, 14 and 15 to reflect a corrected net tangible book value amounts.

Management’s Discussion and Analysis of Financial Condition of Plan of Operation

Results of Operation

From Inception on October 26, 2009 to October 31, 2010, page 20

6. Your disclosure  of total consulting fees here is inconsistent with the amount disclosed in the risk factor section on page 7.  Please revise your disclosure to eliminate all inconsistencies.

Response:

We revised our disclosure on page 7 to eliminate all inconsistencies: “We were incorporated in October 26, 2009 and we have not started our proposed business operations or realized any revenues.  We have no operating history upon which an evaluation of our future success or failure can be made.  Our net loss since inception is $21,944, of which $4,000 is for office rent, $4,000 is for consulting fees, 13,515 is legal and accounting expenses,  and $425 is for G & A expense.”

Plan of Distribution: Terms of the Offering, page 15

7. We note your response to comment 22.  Please revise the discussion on page 16 to include the information in your response

Response:

Management and affiliates thereof will not purchase shares in this offering to reach the minimum.  We intend to sell our shares outside of the United States. US investors if they qualify will be accepted on a regular basis.

Procedures for Subscribing, page 17

8. As discussed in comment 1, please expand the discussion to identify the trustee and the procedures for a prospective investor’s payment to the trustee.

Response:

Procedures for Subscribing

We will not accept any money until this registration statement is declared effective by the SEC.  Once the registration statement is declared effective by the SEC, if you decide to subscribe for any shares in this offering, you must:

1.  Execute and deliver to us a subscription agreement, a copy of which is included with the prospectus; and

2.  Deliver a check, bank draft or money order to  Mir Huculak Law Office, #807-938 Howe Street, Vancouver, BC,, Canada, V6Z 1N9, for acceptance or rejection.

All checks for subscriptions must be made payable to "FARMACIA CORPORATION".

9. We note your response to comment 26 and reissue the comment in part.  Please revise the subscription agreement to include a discussion concerning the circumstances under which the funds will be returned to subscribers.  Please file the revised subscription agreement as an exhibit.

Response:

We revised our subscription agreement (please see exhibit 99.1 to this filing) and included the following disclosure:

” PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

We are offering up to 5,000,000 shares of common stock on a self-underwritten basis, 1,000,000 shares minimum, 5,000,000 shares maximum.  The offering price is $0.04 per share.  After we close the offering within 270 days funds from this offering will be placed in a separate bank account at Wells Fargo Bank, 3101 Woburn street, Bellingham, WA 98226.  Its telephone number is (360) 738-2331.  The funds will be maintained in a trust account of Mir Huculak Law Office, #807-938 Howe Street, Vancouver, BC, V6Z 1N9, tel. 604-331-2505, email hucullak@smartt.com until we close the offering at which time we will transfer those funds to the company account and use the same as set forth in the Use of Proceeds section of this Prospectus.   As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could not be seized in a garnishment proceeding and you would not lose your investment, even if we fail to raise the minimum amount in this offering.  As a result, your funds will be returned to you if the minimum offering is not reached within 270 days. If we do not receive the minimum amount of $40,000 within 270 days of the effective date of our registration statement, all funds will be promptly returned to you without a deduction of any kind.  During the 270 day period, no funds will be returned to you.  You will only receive a refund of your subscription if we do not raise a minimum of $40,000 within the 270 day period referred to above.  You will only have the right to cancel your subscription within two days after the agreement is signed. There are no finders involved in our distribution.  Officers, directors, affiliates or anyone involved in marketing our shares will not be allowed to purchase shares in the offering.  You will not have the right to withdraw your funds during the offering.  You will only have the right to have your funds returned if we do not raise the minimum amount of the offering or if there is a material change in the terms of the offering.  The following are material changes that would entitle you to a refund of your money:

• an extension of the offering period beyond 270 days;

• a change in the offering price;

• a change in the proposed business;

• a change in proposed use of proceeds;

• a change of our sole officer and director;

• a change in the minimum sales requirement;

• a change to allow sales to affiliates in order to meet the minimum sales requirement;

• a change in the amount of proceeds necessary to release the funds held in the trust account

If the offering is modified as specified we will return to you all of the proceeds received contemporaneously with the institution of the new offer.

If any of the above material changes occur, a new offering may be made by means of a post-effective amendment.

We will sell the shares in this offering only through Ms. Cudina, our sole officer and director.  She will receive no commission from the sale of any shares.  She will not register as a broker-dealer under section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1.  Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer.  The conditions are that:

1.  The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,

2.  The person is not compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

  3.  The person is not at the time of their participation, an associated person of a broker/dealer; and,

4.  The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and (C) does not participate in selling and offering of securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Ms. Cudina is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer.  She is and will continue to be our sole officer and director at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer.  She will not participate in selling and offering securities for any issuer more than once every twelve months.

Only after our registration statement is declared effective by the SEC,  we intend to advertise through our website, and hold investment meetings in various places in Eastern Europe.   Ms. Cudina will also distribute the prospectus to potential investors at meetings, to business associates and to her friends and relatives who are interested in a possible investment in the offering.  No shares purchased in this offering will be subject to any kind of lock-up agreement.

Management and affiliates thereof will not purchase shares in this offering to reach the minimum.  We intend to sell our shares outside of the United States. US investors if they qualify will be accepted on a regular basis. “

Plan of Operation, page 20

1. We note your response to comment 29 and reissue the comment.  As previously requested, please expand the business section to describe the process and requirements for obtaining a business license.

Response:

In order to obtain the business license we would  have to follow some  requirements such as  leasing the retail space a minimum of 50m²,  hiring a pharmacist with university diploma. After submitting the application and paying 2,500 lei ($210 USD) we would  get the license valid for 5 years.

Business, page 20

2. We note your response to comment 33 and reissue the comment.  As previously requested, you have not provided information relative to your intended use of US banks and credit card issuers, your rationale for the use of these institutions, and any material currency or other risks you may face as a result of such usage.  In addition, you have not explained the importance of internet and telephone banking for your current and proposed business activities and you have not clarified why it is easier for you to use the bank services of a US bank instead of a local financial intuition.

Response:

Since all services such as legal, audit, accounting, Edgar services, stock transfer agent  services are provided and will be provided to us by US based companies, it is  easier for us to do business through US bank in order to pay for the above listed services provided to our company.    We do not believe there would be any material currency or other risks we may face as a result of such usage as US banking institutions are one of the most reliable in the world. If necessary  we may establish internet and telephone banking services.

Target Market, page 21

3. We note your response to comment 35 and reissue the comment in part.  As previously requested, please revise the discussion to explain what you mean by the term “electronically controlled”

Response:

The availability of goods including prescription and non-prescription medications will be easily accessible to our customers over the internet by going to our website.  Our customers would have an option  to view prescription records and purchase new prescription and non-prescription medications with the click of a button, by going to our website and shop online for a wide range of skin care, health and beauty products.

Regulatory Requirements, page 22

13. We note your response to comment 37 and reissue the comment.  As previously requested, please expand the discussion to indicate the approximate number of pharmacies in Kishineu that are accredited, the benefits of obtaining accreditation, and state whether you intend to obtain such accreditation.  If you intend to obtain accreditation, please briefly describe the process, requirements and anticipated coast.

Response:

There are a total of 308 pharmacies in Kishineu and only 142 are accredited.  We believe that there  are no significant benefits of getting the accreditation for the pharmacy and customers buy goods from both accredited and not accredited pharmacies.   We do not plan on getting the accreditation in the first year of operation. The cost of getting accreditation in Moldova is 1,250 lei ($105 USD).

14. We note your response to comment 38 and reissue the comment.  As previously requested, please revise the prospectus to clarify, if true, that you believe you will be able to meet all regulatory requirements.   Additionally, disclose here and throughout your prospectus that you do not intend to return proceeds from the offering if you are not able to satisfy all applicable regulatory requirements.

Response:

We believe that we would be able to meet all necessary regulatory requirements for our pharmacy including obtaining a business license, leasing the retail space and hiring a pharmacist with university diploma.  In case we are not able to satisfy all applicable regulatory requirements, we would not be able to continue our operations and you will lose your investment.

15. We note your response to comment 39 and reissue the comment.  In this regards, we note that when we previously asked you to describe the benefit of using your services, your response was your convenient location, although you have not selected a location.

Response:

Farmacia Corporation intends to select a convenient pharmacy store location to capture a significant share of the market in front store merchandise, including over-the-counter medications, health and beauty aids, cosmetics and fragrances, seasonal products and everyday household essentials.

Our intention is to make health care a little easier for people with a lot going on. Our pharmacist would be trained to diagnose and treat common illnesses, minor injuries and skin conditions. We would offer health screenings, vaccinations and physicals to help people stay healthy all year round.

Our services would have many advantages over the existing pharmacies in Moldova.  These advantages would include options to view prescription records and purchase new prescription and non-prescription medications with the click of a button, by going to our website and shop online for a wide range of skin care, health and beauty products.

Executive Compensation, page 24

16. Please revise the disclosure to include information for fiscal year 2010 in addition to providing information for fiscal year 2009.

Response:

We revised our disclosure to include information for fiscal year 2010 in addition to providing information for fiscal year 2009..  Please see page 25 of our Prospectus.

Financial Statements

Reports of Independent Registered Public Accounting Firm

17. It appears that the first paragraph of the report of M&K CPAS, PLLC does not appear to accurately and clearly describe the financial statements that were audited.  For example, based on the report it appears that only the cumulative data for the statement of operations, changes in stockholders’ deficit and cash flows was audited.  Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

Response:

Our independent auditors revised the report to more accurately and clearly describe the financial statements that were audited.  Please see our S-1.

Exhibit 99.1

18. We note Item 1.0 refers to the check in payment for the shares as being attached to the subscription agreement.  A prospective investor is then instructed to send the check to the Mir Huculak Law Office.  Please revise the clause to clarify whether the check and subscription agreement should be sent to the law office.  In the alternative, if the check and subscription agreement are both sent to the law office, please explain how the company will determine whether to accept or reject a purchase agreement.

Response:

We revised the clause in Exhibit 99.1 (Subscription Agreement ) to clarity that the check for the subscription should be send to the Law Office of Mir Huculak and the subscription agreement should be sent to the company for review and determination whether to accept or reject the purchase agreement.

19. We note Items 2.0 and 2.1 (b) contain a representation from a prospective investor that “no person has made to the Purchaser any written or oral representations: …(b) that any person will refund the purchase price of the Shares;…”  Please revise the clause so it is consistent with the representation in the prospectus relative to return of investor’s funds.

Response: We revised our subscription agreement (Exhibit 99.1) to be consistent with our representations in the prospectus.  Please see Exhibit 99.1 for our revisions.

20. We note the discussion in Item 4.0 which states “The company will confirm whether or not the Agreement is acceptable, whereupon the Company will deliver to the Purchaser a signed copy of the Agreement , and within one month shall deliver a certificate representing he Shares, registered in the name of the Purchaser.”  Please reconcile this statement with:

• The discussion in the Prospectus under the heading “Right to Reject Subscriptions” which statement subscriptions “will be accepted or rejected within 48 hours after we receive them’; and

• The fact the offering may remain open for 270 days and funds will be returned to investors if the minimum offering amount is not sold.

Response:  We reconciled statements in our subscription agreement according to your comment.  Please see Exhibit 99.1 for our revisions.

General

21. In the even of a delay, please update your financial statements and related disclosures as required by Rule 8-08 of Regulations S-X

Response:

Our financial statements and related disclosure has been updated as required by Rule 8-08 of Regulation S-X

.

Yours truly,

FARMACIA CORPORATION

By:   /s/ Irina Cudina

Irina Cudina

President